SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 17 October 2007

Please find enclosed two press releases regarding the joint venture agreement between Air France and Delta Air lines.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Olivier Mougeot – +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

17 October 2007

AIR FRANCE AND DELTA AIR LINES TO SIGN A TRANS-ATLANTIC JOINT VENTURE AGREEMENT TODAY

Agreement will offer customers more choices for travel across the Atlantic beginning next spring

Today at Roissy, Air France and Delta Air Lines will sign a joint venture agreement to share revenues and costs on certain trans-Atlantic routes. The agreement will expand the two airlines’ existing immunized partnership that has delivered new routes and choices to customers on both sides of the Atlantic since its inception in the late 1990s.

The joint venture will be implemented in April 2008. It will first apply to all trans-Atlantic flights between the Air France and Delta hubs, as well as all flights operated by either carrier between London-Heathrow and the U.S. These flights will be sold by the non operating carrier on a codeshare basis.

Starting in 2010, numerous flights to all destinations between Europe, the Mediterranean and North America will be part of the joint venture.

The revenues encompassed by the first phase of this joint venture is estimated at approximately US$1.5 billion per year, and more than US$8 billion per year for the second phase.

“This agreement marks an unprecedented move to offer our customers a greater choice of routes and schedules”, announced Jean-Cyril Spinetta, Chairman and CEO of the Air France KLM Group, and Richard Anderson, Chief Executive Officer of Delta Air Lines. “Together, we will be able to provide our customers with an outstanding transatlantic service, both in terms of routes, capacity, frequencies and quality of service”.

Mr. Spinetta and Mr. Anderson will provide more details on the agreement during a press conference in Roissy at 10:30 a.m. CEST (4:30 a.m. EST) today. The press conference will webcast live at airfrance.com/corporate et delta.com. The event will be recorded and made available online at the same URL about one hour after the press conference.

AIR FRANCE KLM FORWARD-LOOKING STATEMENTS

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2007. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

DELTA FORWARD-LOOKING STATEMENTS

Statements in this news release that are not historical facts, including statements regarding our estimates, expectations, beliefs, intentions, projections or strategies for the future, may be “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from the estimates, expectations, beliefs, intentions, projections and strategies reflected in or suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the cost of aircraft fuel; the impact that our indebtedness will have on our financial and operating activities and our ability to incur additional debt; the restrictions that financial covenants in our financing agreements will have on our financial and business operations; labor issues; interruptions or disruptions in service at one of our hub airports; our increasing dependence on technology in our operations; our ability to retain management and key employees; the ability of our credit card processors to take significant holdbacks in certain circumstances; the effects of terrorist attacks; and competitive conditions in the airline industry. Additional information concerning risks and uncertainties that could cause differences between actual results and forward-looking statements is contained in Delta’s Securities and Exchange Commission filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. Caution should be taken not to place undue reliance on Delta’s forward-looking statements, which represent Delta’s views only as of Oct. 10, 2007, and which Delta has no current intention to update.

17 October 2007

AIR FRANCE, DELTA AIR LINES, SIGN

TRANS-ATLANTIC JOINT VENTURE AGREEMENT

•	Will share revenues and costs on Trans-Atlantic routes

•	Trans-Atlantic Customer benefits include new routes, access to Heathrow, more flight options and more mileage opportunities

Air France and Delta Air Lines today signed a joint venture agreement to share revenues and costs on their trans-Atlantic routes. The deal will encompass combined revenues of approximately US$1.5 billion annually during the first phase of the operation and more than US$8 billion annually for the second phase. Ultimately, the joint venture is expected to increase revenues, competition and customer travel choices on key routes across the Atlantic.

The first phase will begin April 2008 and will include all non-stop flights operated by Air France and Delta between Air France’s Paris-CDG, Orly, and Lyon hubs, and Delta’s Atlanta, New York – JFK, Cincinnati and Salt Lake City hubs. It will also include flights operated by both carriers between London-Heathrow and the US. A combined 19 daily flights and more than 4,500 seats per day – a 45% increase - are expected to be part of the first phase of implementation.

By 2010, the agreement will be extended to all trans-Atlantic flights operated by Air France and Delta between Europe and the Mediterranean on one side and North America on the other side, as well as all flights between Los Angeles and Tahiti.

“The launch of this joint venture marks a turning point in our partnership with Delta,” stated Jean-Cyril Spinetta, Chairman and CEO of Air France KLM Group. “Our long-standing cooperation paves the way for some particularly interesting opportunities. Since signing the EU-US Open Skies agreement in April of this year, we now benefit from even greater access to worldwide markets offering some of the highest growth potential.”

Once the 2008 summer schedule comes into effect, many transatlantic flights operated by Air France and Delta between Europe and the US will be sold on a code-share basis.

First phase benefits of the joint venture partnership will include:

•	The entry of the Joint Venture into the world’s most competitive business market as Delta begins serving London Heathrow using three of Air France’s slots at that airport with:

•	a London-Heathrow/Los Angeles flight operated by Air France

•	two London-Heathrow/New York JFK flights operated by Delta

•	a London-Heathrow/Atlanta flight operated by Delta

•	The addition of three new trans-Atlantic routes not currently served on a non-stop basis by either airline:

•	a Paris-Orly/New York JFK flight operated by Delta

•	a Lyon/New York JFK flight operated by Delta, and

•	a Paris-CDG/Salt Lake City flight operated by Delta.

•	Increased growth opportunities resulting from the combined efforts of Air France’s and Delta’s respective sales teams with more access to more flights

•	Increased travel options for passengers, including more flights, better schedules, more discounted seats and more frequent flyer upgrade and mileage redemption opportunities than ever before.

“This is a win for Delta, Air France, and for the loyal base of customers who fly our airlines across the Atlantic each year,” said Richard Anderson, Chief Executive Officer of Delta Air Lines. “As part of this new joint venture and the antitrust immunity we have enjoyed since 2002, we will have plenty of scope to coordinate our sales policies on our respective transatlantic networks, thanks to more comprehensive and integrated services and procedures. Together, we will be able to offer passengers more flight options and frequencies, better schedules, new opportunities to earn more miles to take advantage of an enlarged network with seamless booking.”

The joint venture will not lead to the creation of a subsidiary. It will be managed by a steering committee formed by Air France and Delta. The committee will oversee nine working groups responsible for coordinating day-to-day implementation of the joint venture agreement in the areas of network, revenue management, sales and distribution, products and services, frequent flyer program, operations, IT, finance and cargo.

The joint venture has an initial term through March 31, 2016 and will renew for subsequent periods of three years with effect from this date.

On June 28, Air France, KLM, Delta, Northwest, Alitalia and CSA Czech Airlines filed for expanded antitrust immunity with the U.S. Department of Transportation. If granted, such immunity would enable Air France, KLM, Delta and Northwest to set up a joint venture agreement among the four of them and ultimately integrate their trans-Atlantic operations.

About Air France

Air France operates 1,700 daily flights with a fleet of 255 Airbus and Boeing aircraft, including 131 regional aircraft operated by its Britair, CityJet and Régional subsidiaries. The merger agreement signed by Air France and KLM in September 2003 gave rise to Europe’s leading air transport group in May 2004. Together, they represent a workforce of over 103,000 employees, 73.5 million passengers, 248 worldwide destinations and a fleet of 569 aircraft. It currently ranks as the global leader in terms of revenue, with 23.07 billion euros in 2006/2007. Air France is a founding member of SkyTeam, a global airline alliance. Air France was founded in 1933. Please visit airfrance.com/corporate for more information.

About Delta

Delta Air Lines operates service to more worldwide destinations than any airline with Delta and Delta Connection flights to 310 destinations in 54 countries. Since 2005, Delta has added more international capacity than all other major U.S. airlines combined and is the leader across the Atlantic with flights to 36 trans-Atlantic markets. To Latin America and the Caribbean, Delta offers more than 400 weekly flights to 53 destinations. Delta’s marketing alliances also allow customers to earn and redeem SkyMiles on nearly 15,000 flights offered by SkyTeam and other partners. Delta is a founding member of SkyTeam, a global airline alliance that provides customers with extensive worldwide destinations, flights and services. Including its SkyTeam and worldwide codeshare partners, Delta offers flights to 475 worldwide destinations in 104 countries. Customers can check in for flights, print boarding passes and check flight status at delta.com.

AIR FRANCE KLM FORWARD-LOOKING STATEMENTS

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2007. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

DELTA FORWARD-LOOKING STATEMENTS

Statements in this news release that are not historical facts, including statements regarding our estimates, expectations, beliefs, intentions, projections or strategies for the future, may be “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from the estimates, expectations, beliefs, intentions, projections and strategies reflected in or suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the cost of aircraft fuel; the impact that our indebtedness will have on our financial and operating activities and our ability to incur additional debt; the restrictions that financial covenants in our financing agreements will have on our financial and business operations; labor issues; interruptions or disruptions in service at one of our hub airports; our increasing dependence on technology in our operations; our ability to retain management and key employees; the ability of our credit card processors to take significant holdbacks in certain circumstances; the effects of terrorist attacks; and competitive conditions in the airline industry. Additional information concerning risks and uncertainties that could cause differences between actual results and forward-looking statements is contained in Delta’s Securities and Exchange Commission filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. Caution should be taken not to place undue reliance on Delta’s forward-looking statements, which represent Delta’s views only as of Oct. 10, 2007, and which Delta has no current intention to update.

Air France–Delta Transatlantic Joint-Venture

Routes Scope Summer 2008

London-Heathrow
Paris-Charles De Gaulle
Paris-Orly
Lyon
New York-John F. Kennedy
Salt Lake City
Cincinnati
Los Angeles
Atlanta

Summer 2007 existing routes

Summer 2008 new routes

October 17th, 2007

Air France–Delta Transatlantic Joint-Venture

Geographical Scope Summer 2010

(All Transatlantic Routes)

+Papeete

Summer 2010 geographical scope

October 17th, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: October 17, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations